March 16, 2007

Mail Stop 4561

VIA US MAIL AND FAX

Mr. Alan P. Hirmes
Principal Executive Officer and Principal Financial Officer
Liberty Tax Credit Plus L.P.
625 Madison Avenue
New York, NY 10022

      RE: Liberty Tax Credit Plus L.P.
          Form 10-K and Form 10K/A for the year ended March 15, 2006
          Filed June 13, 2006 and July 18, 2006
          File no. 0-17015

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Kevin Woody
      Branch Chief